Ontario

Ministry of Public and
Business Service Delivery

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)
VALOUR INC. (April 14, 1986)

1. The name of the corporation is changed to:
DEFI TECHNOLOGIES INC.

2. The number of directors or the minimum/maximum number of directors are amended as follows:
Not amended

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":
Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:
Not amended

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":
Not amended

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

June 20, 2023

The articles have been properly executed by the required person(s).

Supporting Information - Nuans Report Information

Nuans Report Reference #	121943287
Nuans Report Date	June 28, 2023